                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                    FORM 11-K
                                  ANNUAL REPORT


     /X/    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND
EXCHANGE ACT OF 1934 (Fee required)

     For the fiscal year ended           December 31, 1998
                              ------------------------------------------------

                                       Or

     / /    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (No Fee Required)

     For the transition period from                   to
                                   ------------------    ---------------------

     Commission file number 0-22008

     A. Full title of the Plan:

            The Southwest Bank 401(k) Retirement Savings Plan

     B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

            Mississippi Valley Bancshares, Inc.
            700 Corporate Park Drive
            St. Louis, MO 63105

                                REQUIRED INFORMATION


    Attached hereto and incorporated herein by reference are the following financial statements and exhibits:

    (a)  Financial Statements
         --------------------

         (i)    Report of Independent Auditors
         (ii)   Statements of Net Assets Available for Plan Benefits
         (iii)  Statements of Changes in Net Assets Available for Plan Benefits
         (iv)   Notes to Financial Statements
         (v)    Schedules

                A. Assets Held for Investment
                B. Reportable Transactions

    (b)  Exhibits
         --------

         (23) Consent of Ernst & Young LLP


                                   SIGNATURES

    The Plan.       Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 The Southwest Bank 401(k)
                                 Retirement Savings Plan



                                 By: /s/ Donna Bess
                                     -----------------------------------------
                                         Donna F. Bess
                                         Vice President

Date: June 24, 1999

                              Financial Statements
                           and Supplemental Schedules

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                                  Southwest Bank
                         401(k) Retirement Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1998 and 1997


                               CONTENTS
Report of Independent Auditors                                          1

Financial Statements

Statements of Net Assets Available for Plan Benefits,
    With Fund Information                                               2
Statements of Changes in Net Assets Available for Plan Benefits,
    With Fund Information                                               3
Notes to Financial Statements                                           4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes              9
Line 27d - Schedule of Reportable (5%) Transactions                    10

                         Report of Independent Auditors

The Trustees
Southwest Bank
   401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable (5 percent) transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         Ernst & Young LLP


June 15, 1999
                                                                             1

                                                     Southwest Bank
                                             401(k) Retirement Savings Plan
                      Statements of Net Assets Available for Plan Benefits, With Fund Information

                                                                        DECEMBER 31
                                 -----------------------------------------------------------------------------------------
                                     1998           1997            1998            1997            1998            1997
                                 --------------------------      -------------------------      --------------------------
                                      MONEY MARKET FUND           MULTI-SECTOR BOND FUND            LARGE GROWTH FUND
                                 --------------------------      -------------------------      --------------------------
ASSETS
Investments, at fair value         $674,990          $ --          $6,658          $  --          $184,908          $ --
Contributions and other
 receivables                          2,916            --           1,810             --             7,424            --
                                 --------------------------      -------------------------      --------------------------
Total assets                        677,906            --           8,468             --           192,332            --

LIABILITIES                               -            --              --             --                --            --
Other payables                            -            --              --             --                --            --
                                 --------------------------      -------------------------      --------------------------
Total liabilities                         -            --              --             --                --            --
                                 --------------------------      -------------------------      --------------------------
Net assets available
 for plan benefits                 $677,906          $ --          $8,468          $  --          $192,332          $ --
                                 ==========================      =========================      ==========================

                                                                         DECEMBER 31
                         -----------------------------------------------------------------------------------------------------------
                            1998      1997          1998            1997          1998       1997           1998            1997
                         -------------------    ----------------------------    --------------------    ----------------------------
                           WORLD STOCK FUND             STOCK FUND                 GUARANTEED FUND                  TOTAL
                         -------------------    ----------------------------    --------------------    ----------------------------

ASSETS
Investments,
 at fair value            $14,019      $ --      $8,678,020      $8,204,020      $ --      $573,150      $9,558,595      $8,777,170
Contributions and
 other receivables          3,804        --          64,301           1,273        --           276          80,255           1,549
                         -------------------    ----------------------------    --------------------    ----------------------------
Total assets               17,823        --       8,742,321       8,205,293        --       573,426       9,638,850       8,778,719

LIABILITIES
Other payables                 --        --              --              --        --            --              --              --
                         -------------------    ----------------------------    --------------------    ----------------------------
Total liabilities              --        --              --              --        --            --              --              --
                         -------------------    ----------------------------    --------------------    ----------------------------
Net assets available
 for plan benefits        $17,823      $ --      $8,742,321      $8,205,293      $ --      $573,426      $9,638,850      $8,778,719
                         ===================    ============================    ====================    ============================

See accompanying notes.

                                                     Southwest Bank
                                             401(k) Retirement Savings Plan
                 Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information

                                                                 YEAR ENDED DECEMBER 31
                                 -----------------------------------------------------------------------------------------
                                     1998           1997            1998            1997            1998            1997
                                 --------------------------      -------------------------      --------------------------
                                      MONEY MARKET FUND           MULTI-SECTOR BOND FUND            LARGE GROWTH FUND
                                 --------------------------      -------------------------      --------------------------
Additions to net assets
 attributed to:
   Interest and dividend income     $  9,163          $ --          $   --          $ --          $     --          $ --
   Contributions:
     Employer match                    3,732            --           1,965            --             8,056            --
     Participant                      16,451            --           6,353            --            28,101            --
   Realized and
    unrealized appreciation               --            --             142            --            12,696            --
                                 --------------------------      -------------------------      --------------------------
Total additions                       29,346            --           8,460            --            48,853            --

Deductions from net
 assets attributed to:
   Distributions to
    participants                      43,840            --              --            --                68            --
                                 --------------------------      -------------------------      --------------------------
Total deductions                      43,840            --              --            --                68            --
                                 --------------------------      -------------------------      --------------------------

Net increase (decrease)
 prior to interfund
 transfers                           (14,494)           --           8,460            --            48,785            --
Interfund transfers                  692,400            --               8            --           143,547            --
                                 --------------------------      -------------------------      --------------------------
Net increase (decrease)              677,906            --           8,468            --           192,332            --
Net assets available
 for plan benefits:
   Beginning of year                      --            --              --            --
                                 --------------------------      -------------------------      --------------------------
   End of year                      $677,906          $ --          $8,468          $ --          $192,332          $ --
                                 ==========================      =========================      ==========================

                                                                 YEAR ENDED DECEMBER 31
                         --------------------------------------------------------------------------------------------------------
                            1998      1997        1998            1997          1998        1997            1998         1997
                         ------------------   ---------------------------   ------------------------   --------------------------
                          WORLD STOCK FUND            STOCK FUND                 GUARANTEED FUND                 TOTAL
                         ------------------   ---------------------------   ------------------------   --------------------------
Additions to net
 assets attributed to:
   Interest and
    dividend income       $    --     $ --     $   84,244     $   69,310     $  19,685     $ 30,307     $  113,092     $  99,617
   Contributions:
     Employer match         3,565       --        127,348         91,390         9,536       17,879        154,202       109,269
     Participant           12,672       --        520,559        294,231        25,970       54,745        610,106       348,976
   Realized and
    unrealized
    appreciation            1,566       --        334,000      2,733,028            --           --        348,404     2,733,028
                         ------------------   ---------------------------   ------------------------   --------------------------
Total additions            17,803       --      1,066,151      3,187,959        55,191      102,931      1,225,804     3,290,890
Deductions from
 net assets
 attributed to:
   Distributions to
    participants               15       --        290,543         40,529        31,207       76,455        365,673       116,984
                         ------------------   ---------------------------   ------------------------   --------------------------
Total deductions               15       --        290,543         40,529        31,207       76,455        365,673       116,984
                         ------------------   ---------------------------   ------------------------   --------------------------

Net increase
 (decrease) prior to
 interfund transfers       17,788                 775,608      3,147,430        23,984       26,476        860,131     3,173,906
Interfund transfers            35       --       (238,580)       (13,012)     (597,410)      13,012             --            --
                         ------------------   ---------------------------   ------------------------   --------------------------
Net increase (decrease)    17,823       --        537,028      3,134,418      (573,426)      39,488        860,131     3,173,906

Net assets available
 for plan benefits:
   Beginning of year           --       --      8,205,293      5,070,875       573,426      533,938      8,778,719     5,604,813
                         ------------------   ---------------------------   ------------------------   --------------------------
   End of year            $17,823     $ --     $8,742,321     $8,205,293     $      --     $573,426     $9,638,850    $8,778,719
                         ==================   ===========================   ========================   ==========================

See accompanying notes.

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES

The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc., as of November 26, 1986 and was amended and restated as of August 14, 1998 to expand the employee investment fund options to include five registered funds.

The Plan is a defined contribution plan covering all employees of the Company who have reached age 21 and have completed one year of continuous service or were otherwise an eligible employee on or before November 26, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code (IRC).

CONTRIBUTIONS

Employees may elect to contribute up to 18 percent of their pretax compensation subject to IRC limitation. The Company matches 50 percent of employees' contributions up to a maximum of 5 percent of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 1998 or 1997.

Contributions from participants are accrued based upon authorized payroll deductions. Employer contributions are accrued in accordance with the employer matching obligation as defined in the Plan.

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments.

VESTING

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account. Participants are immediately vested in their voluntary contributions and the related earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, with participants being 50 percent vested after three years of service, 75 percent vested after four years, and 100 percent vested after five years of service.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 65 or sooner or if they experience a financial hardship, as defined in the Plan, subject to IRC limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to transfer the account value to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

FORFEITURES

Forfeitures are used to reduce employer matching contributions. Forfeitures of $2,117 and $12,617 were used to reduce contributions during the years ended December 31, 1998 and 1997, respectively.

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 5 percent increments in any of five investment options. A participant has the opportunity to change his or her options daily.

Money Market Fund - Funds are invested in shares of a registered investment company that invests in obligations issued or guaranteed by the U.S. government.

Multi-Sector Bond Fund - Funds are invested in shares of a registered investment company that invests primarily in foreign government and corporate debt securities, U.S. government securities, and lower-rated, high-yield domestic bonds. On these securities, the fund may write covered call options as well.

Large Growth Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks of larger, more established companies. In addition, the fund has the option to invest in foreign securities, preferred stocks, warrants, government securities, and corporate debt.

World Stock Fund - Funds are invested in shares of a registered investment company that invests primarily in foreign and domestic common stocks. Investors also have the option to invest in preferred stocks, warrants, government securities, and corporate debt.

Company Stock Fund - Funds are invested in shares of Mississippi Valley Bancshares, Inc. common stock.

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. INVESTMENTS

Investments representing more than 5 percent of assets held by the Plan at December 31, 1998 and 1997, are as follows:

                                                          FAIR VALUE
                 DESCRIPTION                          1998          1997
----------------------------------------------------------------------------
CIGNA Guaranteed Long-Term Account                $       --     $  566,555
Janus Money Market Fund                              674,990             --
Mississippi Valley Common Stock                    8,589,746      8,170,065

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Shares of Mississippi Valley Bancshares, Inc. common stock are valued at the closing bid price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INCOME TAX STATUS

The Internal Revenue Service ruled in November 1994 that the Plan qualified under Section 401(k) of the IRC and was, therefore, not subject to tax under income tax law.

                                 Southwest Bank
                         401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)

4. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. To date, all critical systems have been tested. Testing will continue during 1999 on less significant systems and interfaces with outside parties. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they related to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             Supplemental Schedules

                                 Southwest Bank
                         401(k) Retirement Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                        NUMBER OF                              FAIR
            DESCRIPTION                  SHARES             COST              VALUE
--------------------------------------------------------------------------------------
Janus Money Market Fund                  674,990        $  674,990        $  674,990
Mississippi Valley Common Stock          254,511         3,244,477         8,589,746
Oppenheimer Strategic Growth Fund          1,454             6,630             6,658
Janus Fund                                 5,495           176,647           184,908
Janus Worldwide Fund                         296            12,514            14,019
Janus Money Market Account                   N/A            88,274            88,274
                                                       -------------------------------
                                                        $4,203,532        $9,558,595
                                                       ===============================

                                                           Southwest Bank
                                                   401(k) Retirement Savings Plan

                                        Line 27d - Schedule of Reportable (5%) Transactions

                                                    Year ended December 31, 1998

                                                  PURCHASES                      SALES
   IDENTITY OF PARTY INVOLVED AND        ----------------------------------------------------          COST OF          NET GAIN/
       DESCRIPTION OF ASSETS              NUMBER          AMOUNT         NUMBER        AMOUNT        ASSETS SOLD         (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions
 in excess of 5% of plan assets
---------------------------------------
Janus Money Market                          36         $  723,160         --         $     --         $     --         $     --
Janus Money Market                          --                 --          8           48,170           48,170               --

Mississippi Valley:
-----------------------------------------------------------------------------------------------------------------------------------
  Common stock                              36           3,251,618        --                --              --               --
  Common stock                              --                  --        10           447,985         203,411          244,574

There were no category (i), (ii), or (iv) reportable transactions during 1998.

10